April 25, 2008
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re:	Western Gas Partners, LP
Amendment No. 4 to Registration Statement on Form S-1
Filed April 15, 2008
File No. 333-146700
Dear Mr. Owings:
     On April 23, 2008, Western Gas Partners, LP (the “Partnership” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-1 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Non-GAAP Financial Measure, page 16
1.	Please revise to include reconciliations of net income and net cash provide by operating activities to adjusted EBITDA for the year ended December 31, 2004 as you presented adjusted EBITDA for the year ended December 31, 2004 and provided a reference on page 72 to this reconciliation.

Response: We acknowledge the Staff’s comment and have included the 2004 reconciliations on page 16 of Amendment No. 5.
Partnership Unaudited Pro Forma Available Cash, page 48
2.	Please include a pro forma available cash presentation for the trailing 12 months to the extent you are required to update your financial statements. Please be sure to include the assumptions used to calculate amounts.

Securities and Exchange Commission
April 25, 2008

Response: We acknowledge the Staff’s comment. We continue to monitor our requirement to update our financial statements and will include a revised pro forma available cash presentation for the trailing 12 months, if required, in an amendment to the Registration Statement.
Pro forma combined statement of income, page F-4
3.	Please explain to us how your allocation of net income to the ownership classes and related per unit amounts are based on the contractual terms of the partnership agreement. Please explain to us how net income is allocated to the various capital accounts. In this regard we note minimum quarterly distributions to common units are required prior to any distributions on subordinated units. It appears your net income per limited partner unit assumes common and subordinated units share distributions pro rata, please advise or revise. Any revisions should also be reflected in summary historical and pro forma financial and operating data on page 14 and selected historical and pro forma financial and operating data on page 71.

Response: We acknowledge the Staff’s comment and have revised page F-4 and the corresponding data on pages 14 and 71. These revisions to our disclosure are consistent with the revisions contained in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement that we filed with the Commission on January 23, 2008 in response to a substantially identical comment which the Staff previously issued regarding this presentation. The model used to update our disclosures included on pages 14, 71 and F-4 of Amendment No. 4 did not take into account corrections that were made to Amendment No. 2 in response to the Staff’s previous comment. We have revised the referenced disclosure so that our presentation in Amendment No. 5 is consistent with that contained in Amendment No. 2 and we believe appropriately allocates net income to the common and subordinated units.

Exhibits 23.1, 23.2, and 23.3
4.	Please revise to provide updated consents and correct the references to the dates of the audit reports.

Response: We acknowledge the Staff’s comment and have revised Exhibits 23.1, 23.2, and 23.3 accordingly.

Securities and Exchange Commission
April 25, 2008

     Please direct any questions or comments regarding the foregoing to me at (832) 636-1000 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely, Western Gas Partners, LP
By:	Western Gas Holdings, LLC,
its general partner

/s/ Robert G. Gwin
Robert G. Gwin
President, Chief Executive Officer and Director

cc:     David P. Oelman, Vinson & Elkins L.L.P.